

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 26, 2008

Via U.S. Mail

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, WA 98040

> **Re: DRS Inc.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed November 3, 2008**
> **File No. 333-152419**

Dear Mr. Mendes,

We have reviewed your responses to the comments in our letter dated September 25, 2008 and have the following additional comments.

Dilution, page 18

1. The audited book value of the Company as of June 30, 2008 was $391,640 or $.025 per share of common stock based on your June 30, 2008 financial statements rather than $908,851 or $.057 per share as currently disclosed on page 18. Please revise page 18 to correct this inconsistency. Also, please revise your calculation of dilution in the table on page 19 to use net tangible book value per share before the offering of $.025 in your calculations of dilution for each number of possible shares to be sold in the offering.

Plan of Distribution, page 19

2. While we note your responses to prior comments 3 and 7, this section does not contain the disclosure required by Item 508(c) of Regulation S-K. Some of this disclosure appears on page 24 under the heading "RESALE OF COMMON STOCK BY SELLING SECURITY HOLDERS" and "COMMON STOCK OFFERED BY THE COMPANY." It is unclear why these sections appear under the main heading "SELLING SECURITY HOLDERS" instead of under your plan

of distribution. Please revise this section so that investors can easily locate your plan of distribution for all shares offered under this prospectus.

Selling Security Holders, page 20

3. Please note that holders are deemed to beneficially own all shares over which they have voting or investment control or for which such a control relationship may exist. As such, a person will be deemed to beneficially own shares held by his or her spouse or held by a trust for which he or she is the trustee. Please revise your table to reflect all shares beneficially owed by each person. For example, Terry Wong beneficially owns the shares held by the Terry Wong Trust and may beneficially own those held by Karen Okazaki Wong.

Management's Discussion and Analysis and Plan of Operation, page 37

4. We note your new disclosure regarding forward looking statements. Please note that the safe harbor of the Private Securities Litigation Reform Act, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, does not apply to initial public offerings or to offerings of penny stock such as yours. Please revise to remove references to the Private Securities Litigation Reform Act, including Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.

Independent Auditors Report, page F-2

5. Please revise to include a report of the independent auditor which includes the name of the firm that issued the report. Refer to the requirements outlined in Rule 2-02 of Regulation S-X.

Exhibit 5.1

6. Your first paragraph refers to a Form SB-2 registration statement. Please revise to refer to Form S-1.

7. While we note your response to prior comment 14, refer to the fourth paragraph. Because the 3,000,000 shares of common stock have not yet been issued, please provide an opinion of whether the common stock offered by the company "will be" legally issued, fully paid and non-assessable.

8. Furthermore, your definitions still do not correspond to the related opinions. For instance, it appears that you intend to opine on the 1,868,268 "Shares" as you have defined on page one. But, in the forth paragraph your opinion refers to 1,868,268 shares of "Common Stock" instead of "Shares." "Common Stock" is defined on page one as the 3,000,000 shares offered by the company. Additionally, it appears

you also intend to opine on the 3,361,000 shares that underlie options that you define as "Options." However, in the fifth paragraph, you use the term "Options" to refer the option agreements that govern the issuance of the shares, which is not how you have defined "Options" on page one. Please revise your definitions and/or corresponding opinions, as appropriate.

9. Your fifth paragraph states that 5,229,868 shares are issuable in connection with the exercise of options. Please revise to state that 3,361,000 shares underlie options.

Exhibit 23.1

10. Please include a currently dated consent of the Independent Registered Accounting Firm which consents to the inclusion of its report dated October 14, 2008 in the registration statement of the Company on Form S-1 rather than the Company's Form 10-KSB.

Other

11. Please update the Company's financial statements to comply with the guidance outlined in Rules 3-12 and 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Sharon D. Mitchell, Esq.
via fax: (760) 301-0056